

November 7, 2011

Via E-mail
Mr. Mark J. Huber
Chief Financial Officer
FNBH Bancorp, Inc.
101 E. Grand River
Howell, MI 48843

> **Re:** **FNBH Bancorp, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed April 15, 2011**
> **Form 10-Qs for the Fiscal Quarters Ended**
> **March 31, 2011 and June 30, 2011**
> **Filed May 16, 2011 and August 16, 2011**
> **File No. 000-25752**

Dear Mr. Huber:

We have reviewed your response letter dated September 6, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. Where we have specifically requested a draft of your proposed disclosures in future filings, please ensure that it clearly identifies new, revised or deleted disclosures, as appropriate. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

1. Please refer to prior comment 4. We reissue that comment, in part. We understand your position that "the fact that the Bank's nonperforming assets (including REO) exceed the

sum of its capital and allowance for loan losses is not necessarily indicative of the Company's viability absent additional capital." However, in your next response letter, please discuss the impact of the fact that your nonperforming assets and OREO exceed your capital and loss provision by almost 50%. Also, in future filings, management should discuss all material income, expense and balance sheet trends, including credit trends, that are likely to materially affect its operations, earnings or capital adequacy.

Item 8. Financial Statements and Supplementary Data

Notes to the Consolidated Financial Statements

Note (3) Investment Securities, pages 47-49

2.   Considering the significant judgment required to determine if a security is other than temporarily impaired and the focus users of financial statements have placed on this area, we believe comprehensive and detailed disclosure is required to meet the disclosure requirements in ASC 310-20-50 and Item 303 of Regulation S-K for your material loss exposure. Therefore, with regard to your mortgage-backed securities/CMOs with at least one rating below investment grade, please revise future filings to disclose the information you consider as described in your response letter regarding the attributes of the security and specific loan level collateral underlying the security as of the most recent period end. This information should be expanded to include the following disclosures, as applicable: single issuer or pooled, class, book value, fair value, unrealized gain/loss, number of banks currently performing, actual deferrals and defaults as a percentage of the original collateral, expected deferrals and defaults as a percentage of the remaining collateral and excess subordination as a percentage of the remaining collateral. Additionally, please clearly disclose how you calculate excess subordination and discuss what the excess subordination percentage signifies, including relating it to other column descriptions, to allow an investor to understand why this information is relevant and meaningful. Please provide your planned revisions in draft form supplementally as well.

Form 10-Q for the Fiscal Quarter Ended June 30, 2011

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

3.   We note your response to prior comment 1, including your reference to the need to avoid providing sufficient detail regarding any private offering of your securities to jeopardize your exemption from regulation under Regulation D. Please advise the staff, with a view towards updated disclosure in your next 10-Q, regarding management's assessment of FNBH's ability to raise sufficient capital to meet its minimum capital requirements, without providing details upon any particular active offering of securities. Please also note that you may seek confidential treatment under Rule 83 for responses that you believe may cause you competitive harm. Please refer to Release 34-43239.

You may contact Christina Harley, Staff Accountant, at (202) 551-3695, if you have any questions regarding comments on the financial statements and related matters. If you have additional questions regarding financial matters, you may contact John Nolan, Senior Assistant Chief Accountant, at (202) 551-3492. Please address questions regarding all other comments to Michael F. Johnson, Staff Attorney, at (202) 551-3477 or, if you thereafter need further assistance, to me at (202) 551-3419.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel